VANELL, CORP.

Res. San Antonio Bk. 10, Pje. 7 N5

San Antonio Del Monte, Sonsonate,

El Salvador SV-106090030

Tel. 011-503-79511698

E-mail: vanellcorp@gmail.com

March 26, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich

Re: Vanell, Corp.

Amendment #1 to Registration Statement on Form S-1,

Filed on March 1, 2013

Filing No. 333-186282

Dear Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich:

Further to your letter dated March 22, 2013, concerning the deficiencies in Amendment #1 to Registration Statement on Form S-1 filed on March 1, 2013 we provide the following responses:

General:

1. SEC Comment: We note your response to comment 3of our comment letter dated February 26, 2013. We also note that you have revised your disclosure on page 20 of your prospectus to include a footnote containing a website. However, in our comment, we requested that the support for all quantitative and qualitative business and industry data used in the prospectus be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material being provided pursuant to Securities Act Rule 148 and such material should be returned to the registrant upon completion of the staff review process. We also requested that you clearly mark the specific language in the supporting materials that supports each statement. In addition, we note that we were unable to access the website provided. Please revise your disclosure as appropriate.

Response:  In response to the comment the company disclosed all quantitative and qualitative business and industry data used in the prospectus as requested. It was marked with * in the prospectus and underlined throughout the document filed as EDGAR correspondence.

Risk Factors related to our Business and Industry, page 7

Because our sole director has an interest in a company involved in the same… page 11

2. SEC Comment: We note your response to comment 11 of our comment letter dated February 26, 2013. In your response you explain that “the Nevada General Corporation Law provides that corporations may include a provision in their articles of incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, provided that such provision shall not eliminate or limit the liability of a director … for any beach of the director’s duty of loyalty to the corporation and its shareholders.” Please explain how this is consistent with your explanation that you “do not currently have a right of first refusal pertaining to business opportunities that come to management’s attention.

Response:  In response to the comment the company respectfully submits that even though Mr. Magana, our sole director and officer, is being associated with another company that is engaged in business activities similar to ours, we do not currently have the right of first refusal pertaining to business opportunities that come to management’s attention, which is inconsistent with Mr. Magana’s fiduciary duties under Nevada state law that provides that corporations may include a provision in their articles of incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, provided that such provision shall not eliminate or limit the liability of a director … for any beach of the director’s duty of loyalty to the corporation and its shareholders. The above provision in our articles of incorporation and bylaws may have the negative effect on our operating results and financial condition. However, we believe that the foregoing provisions are necessary to attract and retain qualified persons as directors.

Selling Shareholders, page 14

3. SEC Comment: We note your responses to comments 13 and 23 of our comment letter dated February 26, 2013. In your responses, you disclose that that Claudia Morales de Magana “has sole and dispositive rights over the disposal of her shares”. However, based on Exchange Act Sections 13(d) and 13(g), Rule 13d-3 of the Exchange Act, and Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05, please provide us with your analysis of whether she has or shares voting and/or dispositive power over the 20,000 shares she holds and revise the table on pages 15 and 34 as needed.

Response: In response to this comment the company reviewed Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05 again and respectfully submits that while Claudia Morales de Magana is the spouse of our sole officer and director, Mr. Francisco Douglas Magana, Mrs. Claudia Morales de Magana:

- is of legal age;

- is not directly or indirectly influenced or controlled by her spouse, our sole office and director Mr. Magana;

- does not share voting and/or dispositive power over 20,000 shares she holds;

- has sole voting and/or dispositive power over the disposal of 20,000 shares she holds;

Therefore we still do not believe that beneficial ownership is at issue in this disclosure.

Market for Common Equity and Related Stockholder Matters, page 26

Rule 144 shares, page 26

4. SEC Comment: We note your response to comment 16 of our comment letter dated February 26, 2013. We also note your disclosure on page 34 of your prospectus under “Certain Relationships and Related Transactions” section that the company issued 3,000,000 shares of its common stock to Mr. Magana, its sole officer and director, on October 1, 2012. Given the one-year holding period requirement under Rule 144 for restricted securities of an issuer that is not required to file reports under the Exchange Act, please explain how the 3,000,000 shares held by Mr. Magana may be sold pursuant to Rule 144 as of the date of the prospectus or revise your disclosure as appropriate. See Rule 144(d)(1)(ii).

Response:  In response to this comment the company referred to Rule 144(d)(1)(ii) and revised its disclosure as required:

“As of the date of this prospectus, persons who are our affiliates hold all of the 3,000,000 shares that may be sold pursuant to Rule 144. Under Rule 144 the shares of an issuer that is not required to file reports under the Exchange Act can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition.”

Plan of Operations, page 27

5. SEC Comment:  You state that as of March 1, 2013 you have realized revenues of $2,400 from your business operations. Please revise your disclosure throughout your filing to clarify that revenues are for the period from inception to December 31, 2012 similar to the net income disclosure, or advise.

Response: In response to this comment we revised the prospectus as requested.

“As of March 26, 2013 we realized revenues of $4,900 from our business operations: $2,400 from inception until December 31, 2012 and additional $2,500 on March 15, 2013.  The revenues were realized based on services performed pursuant to the service agreement signed with Finca La Esmeralda on November 26, 2012.”

Results of Operations for Period Ending December 31, 2012, page 30

6. SEC Comment:  We note your response to comment 19 in our comment letter dated February 26, 2013. We also note your disclosure that you recognized revenues of $2,400 on December 28, 2012. Please revise this disclosure to explain whether this revenue was recognized based on services performed. In addition, we note that your operating expense of $1,211for the period from inception to December 31, 2012, included $599 miscellaneous fees. Please revise this disclosure to explain what is included in $599 of miscellaneous fees.

Response: In response to this comment we revised the prospectus as requested:

“These operating expenses were comprised $612 for bank charges and $599 for miscellaneous fees comprised of $274 payable in connection with the incorporation of the company and $325 for filing of the annual list of officers.”

Certain Relationships and Related Transactions, page 34

7. SEC Comment: We note your response to comment 24 of our comment letter dated February 26, 2013. We also note your disclosure that “none of the following parties has, since our date of incorporation, had any material interest, direct or indirect in any transaction with you or in any presently proposed transaction that has  or will materially affect you … any relative or spouse of any of the foregoing persons who has the same house as such person. “ However, in footnote (1) of the table on page 15, we note that the spouse of your sole officer and director, Mr. Magana, owns 20,000 shares of your securities and is selling these shares in these offering. Please revise your disclosure on page 34 to resolve the inconsistency or advise how these disclosures are consistent. Also, on page 34, please provide the information required under Item 404(a) of Regulation S-K concerning the transaction with the spouse of Mr. Magana wherein she purchased 20,000 of your shares.

Response: In response to this comment the company revised its disclosure on page 34 to resolve the inconsistency. The company still does not believe that beneficial ownership is at issue in this disclosure since Claudia Morales de Magana, the spouse of our sole officer and director, Mr. Francisco Douglas Magana:

- is of legal age;

- is not directly or indirectly influenced or controlled by her spouse, our sole office and director Mr. Magana;

- does not share voting and/or dispositive power over 20,000 shares she holds;

- has sole voting and/or dispositive power over the disposal of 20,000 shares she holds;

8. SEC Comment:  We note your disclosure on page 42 of the prospectus under ‘Note 3 – Related Party Transaction” that your director loaned the company $274. Please revise your disclosure on page 34 of the prospectus to include the information required by Item 404(a) of Regulation S-K regarding this transaction. Item 404 (d)(1) of Regulation S-K.

Response: In response to this comment we referred to Item 404 (d)(1) of Regulation S-K and revised the disclosure as required:

“On September 7, 2012, Mr. Francisco Douglas Magana, our sole director and officer, loaned $274 to the Company to pay for incorporation expenses. There is no due date for the repayment of the funds advanced by Mr. Magana.  Mr. Magana will be repaid from revenues of operations if and when we generate significant revenues to repay the obligation. There is no assurance that we will ever generate significant revenues from our operations. The obligation to Mr. Magana is based on an oral contract and does not bear interest. There is no written agreement evidencing the advancement of funds by Mr. Magana or the repayment of the funds to Mr. Magana.”

Report of Independent Registered Public Accounting Firm, page 36

9. SEC Comment: We note your response to prior comment 25. We also note your disclosures of operating and liquidity concerns, specifically your disclosure that cash reserves are not sufficient to meet obligations for the next twelve-month period. Please tell us how your accountant considered AU Section 341 in determining whether substantial doubt exist about your ability to continue as going concern for a reasonable period; clarify the mitigating factors and/or managements plans that alleviated your accountant’s initial substantial doubt.

Response: The accountant considered the following pertaining to his consideration of the Company’s going concern status at or prior to the date of the audit report:

The Company at December 31, 2012 had minimal liabilities ($512) and more than sufficient cash to cover those liabilities ($23,663), and therefore had a positive working capital position of $22,712. The Company has positive stockholders’ equity of $23,151. The Company had a gain for the period ended December 31, 2012, its only period of operation. Therefore no conditions of a factual, not hypothetical nature, existed to cause the auditor substantial doubt about the Company’s ability to continue as a going concern. Pursuant to AU 341.04 the auditor is not responsible for predicting future conditions or events.

Note 1 – Summary of Significant Accounting Policies, page 41

10. SEC Comment: We note your response to prior comment 25. Considering the uncertainties that you face, such as cash reserves not being sufficient to meet your obligations for the next twelve-month period and your need to obtain additional funding, please expand your footnote disclosure to explain the principal conditions and events that initially raised substantial doubt about your ability to continue as a going concern and the mitigating factors and/or management’s plans that alleviated the substantial doubt.

Response: In response to the comment the company respectfully submits that even though we face possible uncertainties such as the possibility of cash reserves not being sufficient to meet our future obligations and our need to obtain additional funding, our auditors after examining the Company’s financial statements at December 31, 2012 including its working capital position, its stockholders’ equity position and its operating condition did not conclude that factors were present to create substantial doubt about the Company’s ability to continue as a going concern, and therefore absent any substantial doubt based on the financial statements no additional footnote disclosure has been made.

Please direct any further comments or questions you may have to company at vanellcorp@gmail.com.

Thank you.

Sincerely,

/S/ Francisco Douglas Magana

Francisco Douglas Magana, President